UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Plains All American Pipeline, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

726503105

(CUSIP Number)

Laura L. Tyson

General Counsel

811 Main Street, Suite 4200

Houston, Texas 77002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726503105

1	Names of Reporting Persons EMG Investment, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 45,632,121 Common Units*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 45,632,121 Common Units*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,632,121 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.9%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*    Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person directly owns 45,632,121 Class A Units representing limited partner interests (the “Class A Units”) in Plains AAP, L.P. (“AAP”), which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of the reporting person in exchange for a like number of common units representing limited partner interests (“Common Units”) in the Issuer held by AAP (the “Redemption Right”). Simultaneously with the redemption of Class A Units in exchange for Common Units, the reporting person must transfer to Plains GP Holdings, L.P. (“PAGP”) a corresponding number of Class B shares representing limited partner interests (the “PAGP Class B Shares”) in PAGP and a corresponding number of units representing membership interests (“Holdings GP Units”) in PAA GP Holdings LLC (“Holdings GP”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

** Based on the total number of Common Units (657,967,899) issued and outstanding as of November 15, 2016, the closing date of the simplification transaction of the Issuer discussed below in Item 3.  The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons NGP MR Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 45,632,121 Common Units*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 45,632,121 Common Units*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,632,121 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.9%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*    Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of EMG Investment, LLC (“EMG”). EMG directly owns 45,632,121 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

** Based on the total number of Common Units (657,967,899) issued and outstanding as of November 15, 2016, the closing date of the simplification transaction of the Issuer discussed below in Item 3.  The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons John T. Raymond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,599,616 Common Units*

	8	Shared Voting Power 45,632,121 Common Units*

	9	Sole Dispositive Power 1,599,616 Common Units*

	10	Shared Dispositive Power 45,632,121 Common Units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,231,737 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 7.2%**

14	Type of Reporting Person (See Instructions) IN

*    873,509 Common Units are owned by the reporting person directly, an additional 530,924 Common Units may be deemed to be beneficially owned by the reporting person as a result of his status as the sole member of Lynx Holdings I, LLC, and an additional 195,183 Common Units may be deemed to be beneficially owned by the reporting person as a result of his status as the sole member of Lynx Holdings III, LLC. Beneficial ownership of the remaining 45,632,121 Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Chief Executive Officer of the designated manager of EMG. EMG directly owns 45,632,121 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

** Based on the total number of Common Units (657,967,899) issued and outstanding as of November 15, 2016, the closing date of the simplification transaction of the Issuer discussed below in Item 3.  The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons John G. Calvert

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0*

	8	Shared Voting Power 45,632,121 Common Units*

	9	Sole Dispositive Power 0*

	10	Shared Dispositive Power 45,632,121 Common Units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,632,121 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.9%**

14	Type of Reporting Person (See Instructions) IN

*    Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Chief Operating Officer of the designated manager of EMG. EMG directly owns 45,632,121 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**  Based on the total number of Common Units (657,967,899) issued and outstanding as of November 15, 2016, the closing date of the simplification transaction of the Issuer discussed below in Item 3.  The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

Item 1.                   Security and Issuer.

The class of equity securities to which this statement relates is the common units representing limited partner interests (the “Common Units”) in Plains All American Pipeline, L.P., a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is located at 333 Clay Street, Suite 1600, Houston, Texas 77002.

Item 2.                   Identity and Background.

(a)           This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

•      EMG Investment, LLC, a Delaware limited liability company (“EMG”);

•      NGP MR Management, LLC, a Delaware limited liability company (the “Manager”);

•      John T. Raymond (“Mr. Raymond”); and

•      John G. Calvert (“Mr. Calvert”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons (other than Mr. Raymond, solely with respect to his direct holdings of Common Units) expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed except to the extent of such Reporting Person’s indirect pecuniary interest therein.

Pursuant to the Eighth Amended and Restated Agreement of Limited Partnership of Plains AAP, L.P., a Delaware limited partnership (“AAP”), dated as of November 15, 2016 (the “AAP Partnership Agreement”), the Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., a publicly-traded Delaware limited partnership (“PAGP”), dated as of November 15, 2016 (the “PAGP Partnership Agreement”), and the Second Amended and Restated Limited Liability Company Agreement of PAA GP Holdings LLC, a Delaware limited partnership (“Holdings GP”), dated as of November 15, 2016 (the “Holdings GP Agreement”), EMG has the right, from time to time and subject to a partial lock-up, to immediately redeem (the “Redemption Right”) its Class A units representing limited partner interests (the “Class A Units”) in AAP in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of Class B shares representing limited partner interests (the “PAGP Class B Shares”) in PAGP and a corresponding number of units representing membership interests (“Holdings GP Units”) in Holdings GP. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right.

The Manager is the designated manager of EMG. The Manager is a reporting person solely by virtue of its indirect control of the Class A Units, PAGP Class B Shares and Holdings GP Units owned by EMG, which are redeemable for the Issuer’s Common Units.

Mr. Raymond is the Chief Executive Officer of the Manager.  Mr. Raymond is a reporting person solely by virtue of his shared indirect control of the Class A Units, PAGP Class B Shares and Holdings GP Units owned by EMG, which are redeemable for the Issuer’s Common Units.

Mr. Calvert is the Chief Operating Officer of the Manager. Mr. Calvert is a reporting person solely by virtue of his shared indirect control of the Class A Units, PAGP Class B Shares and Holdings GP Units owned by EMG, which are redeemable for the Issuer’s Common Units.

Additionally, the terms of the Limited Liability Company Agreement of the Manager, dated as of February 16, 2007 (the “Manager LLC Agreement”) may require the signature of the Chief Executive Officer of the Manager and another officer.  Mr. Raymond and Mr. Calvert are the only officers of the Manager and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of the Manager. As such, the approval of both Mr. Raymond and Mr. Calvert may be required for action to be taken on behalf of the Manager, including the voting or disposition of investment securities.

Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Persons (the “Covered Individuals”) is set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

(b)           The principal business address of each of the Reporting Persons is:

811 Main Street, Suite 4200

Houston, Texas 77002

(c)           The name and present principal occupation of each of the Covered Individuals is set forth on Schedule A and is incorporated by reference in this Item 2. All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d)           None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of EMG and the Manager is properly organized under the laws of the State of Delaware. Mr. Raymond and Mr. Calvert are United States citizens.

Item 3.                   Source and Amount of Funds or Other Consideration.

In December 2010, EMG, affiliates of Occidental Petroleum Corporation, funds managed by Kayne Anderson Capital Advisors, L.P., affiliates of First Reserve Corporation, and various other investors acquired from Vulcan Energy Corporation a 50.1% equity interest in the general partner of PAA, consisting of 50.1% of the then-outstanding Class A Units and a 50.1% member interest in GP LLC.  EMG purchased its portion of the Class A Units and member interests for $825,000,000 using capital funded by investors in the family of funds managed by The Energy & Minerals Group, which includes EMG.

Pursuant to the closing of the transactions contemplated by the Simplification Agreement, dated as of July 11, 2016 (the “Simplification Agreement”), by and among Holdings GP, PAGP, Plains All American GP, LLC, a Delaware limited liability company (“GP LLC”), AAP, PAA GP LLC, a Delaware limited liability company (“PAA GP”), and the Issuer (collectively, the “Plains Entities”), on November 15, 2016, among other things, (a) the Issuer issued 244,707, 926 Common Units to AAP and (b) the AAP Partnership Agreement was executed, which granted to the holders of Class A Units (including EMG) (the “Redemption Right Holders”) the right, from time to time and subject to a partial lock-up, to redeem their respective Class A Units in exchange for a like number of Common Units held by AAP, provided that, simultaneously with the redemption of Class A Units in exchange for Common Units, such Redemption Right Holders transferred to PAGP, a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. The Redemption Right held by certain Redemption Right Holders was limited by a full or partial (as applicable) one-year lock-up. The Redemption Right Holders (including the Reporting Persons) did not hold any such Redemption Right under previously effective agreements of limited partnership of AAP.

Mr. Raymond has acquired the Common Units of which he has direct beneficial ownership and of which he may be deemed to have indirect beneficial ownership through Lynx Holdings I, LLC and Lynx Holdings III, LLC in a transaction in May 2001, through which he acquired an interest in the general partner of PAA along with certain subordinated units representing limited partner interests in PAA that subsequently converted to Common Units. Mr. Raymond has also received some Common Units as consideration for his service on the Board of Directors of GP LLC and has acquired some Common Units through purchases in the open market.

Item 4.                   Purpose of Transaction.

EMG and Mr. Raymond acquired the Common Units reported herein solely for investment purposes.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)           Pursuant to the AAP Partnership Agreement, the PAGP Partnership Agreement and the Holdings GP Agreement, EMG has the right, from time to time and subject to a partial lock-up, to immediately redeem its Class A Units in exchange for a like number Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP, a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, each of the Reporting Persons may be deemed to beneficially own the Common Units to which EMG is entitled upon the exercise of its Redemption Right. The Redemption Right Holders (including EMG) have registration rights with respect to Common Units receivable upon exercise of their respective Redemption Rights, as described in Item 6.

(b)           Not applicable.

(c)           Not applicable.

(d)           Beginning in 2018, PAGP will hold an annual meeting of the limited partners of PAGP for the election of eligible Holdings GP directors, which will include directors with expiring terms other than (i) any director subject to designation (including the director subject to designation by EMG pursuant to the Holdings GP Agreement), (ii) Holdings GP’s chief executive officer and (iii) any director subject to appointment by the holders of the Issuer’s Series A Convertible Preferred Units.

On November 15, 2016, PAGP issued 477,648,826 Class C shares representing limited partner interests (the “PAGP Class C Shares”) in PAGP to the Issuer. The Class C Shares are non-economic shares that provide the Issuer, as the sole holder thereof, the right to vote in elections of eligible Holdings GP directors together with the holders of Class A shares representing limited partner interests (the “PAGP Class A Shares”) in PAGP and PAGP Class B Shares (including EMG). The Issuer will hold an annual meeting of its limited partners in advance of PAGP’s annual meeting of its limited partners. The purpose of the Issuer’s annual meeting will be to allow its limited partners other than AAP (including EMG, if it exercises its Redemption Right) to cast a “pass-through vote” instructing the Issuer how to vote its Class C Shares in such election. The Issuer will vote (or refrain from voting) its Class C Shares for the election of eligible Holdings GP directors in the same proportion as the votes received from or withheld by its limited partners. At the Issuer’s annual meeting, Common Units held by AAP will not be voted and will not be counted for purposes of determining whether a quorum exists.

(e)           As a result of its ability to designate one member of the Board of Directors of Holdings GP (the “Board”), which is the general partner of PAGP, which is the sole managing member of the general partner of AAP, which is the sole member of the general partner of the Issuer, EMG may, from time to time in the future, together with other members of the Board, cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities. However, EMG has no current intention of cooperating with other members of the Board to change the present capitalization or dividend policy of the Issuer, other than through ordinary course sales under the Issuer’s existing at-the-market equity offering program. By virtue of holding one of ten seats on the Board, EMG cannot control decisions made by the Board.

(f)            Not applicable.

(g)           As a result of its ability to designate one member of the Board, which is the general partner of PAGP, which is the sole managing member of the general partner of AAP, which is the sole member of the general partner of the Issuer, EMG may, from time to time in the future, together with other members of the Board, cause changes to the certificate of limited partnership or agreement of limited partnership of the Issuer. However, EMG has no current intention of cooperating with other members of the Board to change the Issuer’s certificate of limited partnership, agreement of limited partnership or any other instrument relating thereto to impede the acquisition of control of the Issuer by any person. By virtue of holding one of ten seats on the Board, EMG cannot control decisions made by the Board.

(h)           Not applicable.

(i)            Not applicable.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                   Interest in Securities of the Issuer.

(a)           (i)            EMG does not directly own any Common Units. EMG owns 45,632,121 Class A Units, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 657,967,899 Common Units outstanding as of November 15, 2016 and assuming all 45,632,121 Class A Units held by EMG are redeemed in exchange for Common Units pursuant to the Redemption Right, EMG would directly own approximately 6.9% of the Common Units.

(ii)           The Manager does not directly own any Common Units. As a result of its status as the designated manager of EMG, the Manager may be deemed to beneficially own the 45,632,121 Class A Units held of record by EMG, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 657,967,899 Common Units outstanding as of November 15, 2016 and assuming all 45,632,121 Class A Units held by EMG are redeemed by EMG in exchange for Common Units pursuant to the Redemption Right, the Manager may be deemed to beneficially own approximately 6.9% of the Common Units.

(iii)          Mr. Raymond owns 873,509 Common Units directly and may be deemed to beneficially own an additional 530,924 Common Units owned by Lynx Holdings I, LLC and an additional 195,183 Common Units owned by Lynx Holdings III, LLC, in each case, of which he is the sole member. Additionally, as a result of his status as the Chief Executive Officer of the designated manager of EMG, Mr. Raymond may be deemed to beneficially own the 45,632,121 Class A Units held of record by EMG, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 657,967,899 Common Units outstanding as of November 15, 2016 and assuming all 45,632,121 Class A Units held by EMG are redeemed by EMG in exchange for Common Units pursuant to the Redemption Right, Mr. Raymond may be deemed to beneficially own approximately 7.2% of the Common Units.

(iv)          Mr. Calvert does not directly own any Common Units. As a result of his status as the Chief Operating Officer of the designated manager of EMG, Mr. Calvert may be deemed to beneficially own the 45,632,121 Class A Units held of record by EMG, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 657,967,899 Common Units outstanding as of November 15, 2016 and assuming all 45,632,121 Class A Units held by EMG are redeemed by EMG in exchange for Common Units pursuant to the Redemption Right, Mr. Calvert may be deemed to beneficially own approximately 6.9% of the Common Units.

As discussed above in Item 2(a), the terms of the Manager LLC Agreement may require the signature of the Chief Executive Officer of the Manager and another officer.  Mr. Raymond and Mr. Calvert are the only officers of the Manager and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of the Manager. As such, the approval of both Mr. Raymond and Mr. Calvert may be required for action to be taken on behalf of the Manager, including the voting or disposition of investment securities.

The Common Units to which EMG and each other Redemption Right Holder is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	47,231,737	*	7.2	%**
John G. Calvert	0		0.0%

*              873,509 Common Units are owned by Mr. Raymond directly, an additional 530,924 Common Units may be deemed to be beneficially owned by Mr. Raymond as a result of his status as the sole member of Lynx Holdings I, LLC and an additional 195,183 Common Units may be deemed to be beneficially owned by Mr. Raymond as a result of his status as the sole member of Lynx Holdings III, LLC, and Mr. Raymond has or may be deemed to have sole dispositive power and sole voting power over all of such Common Units. Beneficial ownership of the remaining 45,632,121 Common Units referred to herein is being reported hereunder solely because Mr. Raymond may be deemed to beneficially own such securities as a result of his status as the Chief Executive Officer of the designated manager of EMG. Mr. Raymond may be deemed to have shared dispositive power and shared voting power over such Common Units. EMG directly owns 45,632,121 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Raymond that he is the beneficial owner of any of the securities referred to herein (other than Common Units he holds directly) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**           Based on the total number of Common Units (657,967,899) issued and outstanding as of November 15, 2016, the closing date of the simplification transaction of the Issuer discussed in Item 3.  The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of Common Units) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Common Units.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole or shared voting power and sole or shared dispositive power, as set forth in the notes to the table in Item 5(a), with respect to the Common Units beneficially reported for such Covered Individual in the table in Item 5(a).

(c)           Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, any of the Covered Individuals, has effected any transactions in Common Units in the past 60 days.

(d)           The owners of Class A Units have the right to receive a pro rata portion of cash distributed in respect of the Common Units owned by AAP. EMG, through its 18.6% economic ownership interest in AAP, has the right to receive such distributions in respect of approximately 6.9% of the outstanding Common Units as of November 15, 2016.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

The Issuer’s Partnership Agreement

PAA GP, as the sole general partner of the Issuer, and the limited partners of the Issuer from time to time are parties to the PAA Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions of all of its available cash on a quarterly basis within 45 days after the end of the quarter, after the establishment of cash reserves, to the holders of Series A Convertible Preferred Units in accordance with their preferred distribution rights (subject to the Issuer’s right to pay such distributions in additional Series A Convertible Preferred Units for a certain period of time after issuance thereof), and thereafter to the holders of Common Units on a pro rata basis.

Issuance of Additional Securities

The PAA Partnership Agreement authorizes the Issuer to issue an unlimited number of additional limited partner interests and other equity securities on the terms determined by PAA GP without the approval of PAA’s limited partners, subject to certain restrictions related to the issuance of securities ranking senior to or pari passu with the Issuer’s Series A Convertible Preferred Units.

Voting Rights

PAA GP controls the Issuer and the limited partners of the Issuer have only limited voting rights. Limited partners will have no rights to elect PAA GP as the general partner of the Issuer. PAA GP may not be removed, except by a vote of the holders of at least 66 2/3% of the Common Units and the Issuer’s Series A Convertible Preferred Units. Because the Redemption Right Holders collectively own more than 33 1/3% of the Common Units and the Issuer’s Series A Convertible Preferred Units, they have the ability to prevent PAA GP’s involuntary removal.

Please also see Item 4(d), which is incorporated by reference herein.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding limited partner interests in the Issuer, then the General Partner has the right, which it may assign to any of its affiliates, but not the obligation, to purchase all of the remaining limited partner interests held by unaffiliated persons at a price equal to the greater of (x) the highest cash price paid by the General Partner or any of its affiliates for any such limited partner interest purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those shares and (y) the current market price calculated in accordance with the PAA Partnership Agreement as of the date three business days before the date the notice is mailed.

The foregoing description of the PAA Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Sixth Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., dated November 15, 2016, a copy of which is filed as Exhibit 3.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016, which exhibit is incorporated herein in its entirety by reference.

The AAP Partnership Agreement

GP LLC, as the sole general partner of AAP, and the limited partners of AAP named therein (the “Limited Partners”) are parties to the AAP Partnership Agreement.

Cash Distributions

AAP’s cash distribution policy requires it to pay cash distributions of all of its available cash on a quarterly basis within 45 days of the end of the quarter, after the establishment of cash reserves, to the holders of its Class A Units and vested Class B Units pro rata as if such vested Class B Units had been converted to Class A Units in accordance with the AAP Partnership Agreement prior to such distribution.

Issuance of Additional Securities

The AAP Partnership Agreement authorizes AAP to issue an unlimited number of additional limited partner interests on the terms determined by GP LLC without the approval of AAP’s limited partners.

Redemption Right

The AAP Partnership Agreement grants to the holders of Class A Units (including EMG) the right, from time to time, to redeem their respective Class A Units in exchange for a like number of Common Units held by AAP, provided that, simultaneously with the redemption of Class A Units in exchange for Common Units, such holders of Class A Units transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. This Redemption Right held by certain holders of Class A Units is limited by a full or partial (as applicable) one-year lock-up.

Exchange Right

The AAP Partnership Agreement grants to the holders of Class A Units (including EMG) the right, from time to time, to exchange their respective Class A Units in exchange for a like number of PAGP Class A Shares, provided that, simultaneously with the exchange, such holders of Class A Units transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. In lieu of delivering PAGP Class A Shares, the Issuer may elect to settle the exchange by delivering to the exchanging holder cash in an amount equal to the value, as of the date of receipt by the Issuer of the exchanging holder’s exchange election notice, of the PAGP Class A Shares that are the subject of the exchange. PAGP has the right, in its sole discretion, in the place of the Issuer, to purchase directly or acquire such Class A Units, PAGP Class B Shares and Holdings GP Units in exchange for PAGP Class A Shares.

The foregoing description of the AAP Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Eighth Amended and Restated Agreement of Limited Partnership of Plains AAP, L.P., dated November 15, 2016, a copy of which is filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016, which exhibit is incorporated herein in its entirety by reference.

PAGP Partnership Agreement

Holdings GP, as the sole general partner of PAGP, and the limited partners of PAGP from time to time are parties to the PAGP Partnership Agreement.

Cash Distributions

PAGP’s cash distribution policy requires it to pay cash distributions of all of its available cash on a quarterly basis within 55 days of the end of the quarter after the establishment of cash reserves to the holders of its Class A Shares on a pro rata basis.

Issuance of Additional Securities

The PAGP Partnership Agreement authorizes PAGP to issue an unlimited number of additional limited partner interests on the terms determined by Holdings GP without the approval of PAGP’s limited partners.

Voting Rights

Holdings GP controls PAGP and the limited partners of PAGP have only limited voting rights. Limited partners have no rights to elect Holdings GP as the general partner of PAGP. Holdings GP may not be removed, except by a vote of the holders of at least 66 2/3% of the PAGP Class A Shares and the PAGP Class B Shares, voting together as a single class. Holders of PAGP Class A Shares and PAGP Class B Shares are entitled to certain limited voting rights, such as the right to approve amendments to the PAGP Partnership Agreement and certain extraordinary transactions.

Please also see Item 4(d), which is incorporated by reference herein.

Limited Call Right

If at any time Holdings GP, certain holders of Holdings GP Units and their permitted transferees, and each of their respective affiliates own more than 80% of any outstanding class of limited partner interests in PAGP (treating the PAGP Class A Shares and PAGP Class B Shares as a single class), then Holdings GP has the right, but not the obligation, which it may assign to Issuer or any other designee, to purchase all of the remaining limited partner interests of such class held by unaffiliated persons at a price equal to the greater of (x) the highest cash price paid by Holdings GP, such holders of Holdings GP Units or any of their respective affiliates for any such limited partner interest purchased within the 90 days preceding the date on which Holdings GP first mails notice of its election to purchase those shares and (y) the current market price calculated in accordance with the PAGP Partnership Agreement as of the date three business days before the date the notice is mailed.

The foregoing description of the PAGP Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., dated November 15, 2016, a copy of which is filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016, which exhibit is incorporated herein in its entirety by reference.

Holdings GP Agreement

Holdings GP and the members of Holdings GP named therein (including EMG) are parties to the Holdings GP Agreement.  Holdings GP is the general partner of PAGP, and its Board controls the management of PAGP on behalf of Holdings GP.  Pursuant to the terms of the Holdings GP Agreement, EMG has the right to designate one member of the Board for so long as it maintains certain ownership percentages in Holdings GP.

Please also see Item 4(d), which is incorporated by reference herein.

The foregoing description of the Holdings GP Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Limited Liability Company Agreement of PAA GP Holdings LLC, dated November 15, 2016, a copy of which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016, which exhibit is incorporated herein in its entirety by reference.

Registration Rights Agreement

On November 15, 2016, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of Class A Units (other than PAGP and GP LLC), pursuant to which the Issuer agrees to use commercially reasonable efforts to file, and cause to be continuously effective, a shelf registration statement to permit the public resale of the Common Units issued to AAP in connection with the closing of the simplification transaction and receivable by holders of Class A Units pursuant to the exercise of their Redemption Right. Additionally, the Issuer agrees to register the resale of any Common Units issued to AAP following the closing of the simplification transaction pursuant to the Omnibus Agreement by and among the Plains Entities in connection with the conversion of Class B units representing limited partner interests in AAP into Class A Units.  In certain circumstances, holders of such Common Units have piggyback registration rights on offerings initiated by persons (other than the Issuer) for whom the Issuer has an obligation to undertake an underwritten offering (including the holders of the Issuer’s Series A Convertible Preferred Units), and certain holders, including EMG, have the right to request up to a total of twelve underwritten offerings, subject to size limitations and customary rights of the Issuer to delay such offerings.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, dated November 15, 2016, by and among Plains All American Pipeline, L.P. and the Holders named therein, a copy of which is filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016, which exhibit is incorporated herein in its entirety by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2

Eighth Amended and Restated Agreement of Limited Partnership of Plains AAP, L.P., dated November 15, 2016 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 3

Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., dated November 15, 2016 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 4

Second Amended and Restated Limited Liability Company Agreement of PAA GP Holdings LLC, dated November 15, 2016 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 5

Sixth Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., dated November 15, 2016 (filed as Exhibit 3.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 6

Simplification Agreement, dated July 11, 2016, by and among PAA GP Holdings LLC, Plains GP Holdings, L.P., Plains All American GP LLC, Plains AAP, L.P., PAA GP LLC and Plains All American Pipeline, L.P. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 14, 2016 and incorporated herein in its entirety by reference).

Exhibit 7

Registration Rights Agreement, dated November 15, 2016, by and among Plains All American Pipeline, L.P. and the Holders named therein (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 8

Omnibus Agreement, dated November 15, 2016, by and among PAA GP Holdings LLC, Plains GP Holdings, L.P., Plains All American GP LLC, Plains AAP, L.P., PAA GP LLC, and Plains All American Pipeline, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2016.

EMG INVESTMENT, LLC

By:	NGP MR Management, LLC,
its manager

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

NGP MR MANAGEMENT, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer

/s/ John T. Raymond
John T. Raymond

/s/ John G. Calvert
John G. Calvert

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the executive officers and directors of the Manager are set forth below. EMG has no officers or directors and is managed by the Manager, which has the executive officers and directors set forth below. The business address of each of the executive officers and directors listed below is 811 Main Street, Suite 4200, Houston, Texas, 77002. The principal business of EMG is to invest in GP LLC and AAP.

Name	Title	Principal Occupation
John T. Raymond	Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	Chief Operating Officer	Managing Partner and Chief Operating Officer of the family of funds managed by The Energy & Minerals Group

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2

Eighth Amended and Restated Agreement of Limited Partnership of Plains AAP, L.P., dated November 15, 2016 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 3

Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., dated November 15, 2016 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 4

Second Amended and Restated Limited Liability Company Agreement of PAA GP Holdings LLC, dated November 15, 2016 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 5

Sixth Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., dated November 15, 2016 (filed as Exhibit 3.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 6

Simplification Agreement, dated July 11, 2016, by and among PAA GP Holdings LLC, Plains GP Holdings, L.P., Plains All American GP LLC, Plains AAP, L.P., PAA GP LLC and Plains All American Pipeline, L.P. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 14, 2016 and incorporated herein in its entirety by reference).

Exhibit 7

Registration Rights Agreement, dated November 15, 2016, by and among Plains All American Pipeline, L.P. and the Holders named therein (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).

Exhibit 8

Omnibus Agreement, dated November 15, 2016, by and among PAA GP Holdings LLC, Plains GP Holdings, L.P., Plains All American GP LLC, Plains AAP, L.P., PAA GP LLC, and Plains All American Pipeline, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2016 and incorporated herein in its entirety by reference).